Exhibit 99.1

HAMILTON PARK TOWERS LLC

Financial Statements—Unconsolidated Significant Joint Venture

As of December 31, 2022 (unaudited) and 2021 (audited)

and for the Years ended December 31, 2022 (unaudited), 2021 (audited) and 2020 (unaudited)

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Balance Sheets

	December 31,
	2022	2021
ASSETS	(unaudited)	(audited)
Rental Properties	$75,907,107	$78,755,698
Cash and Cash Equivalents	3,866,113	2,070,558
Rent Receivable	106,165	175,213
Prepaid Expenses and Other Assets	2,288,330	2,102,717
Total Assets	$82,167,715	$83,104,186
LIABILITIES AND MEMBERS’ CAPITAL
Mortgage Note Payable	$124,649,959	$124,585,336
Accounts Payable and Accrued Expenses	2,012,851	670,624
Advance Rental Payments and Security Deposits	2,950,161	2,522,719
Total Liabilities	129,612,971	127,778,679
Commitments and Contingent Liabilities (Note7)
Members’ Capital	(47,445,256)	(44,674,493)
Total Liabilities and Members’ Capital	$82,167,715	$83,104,186
Member’s Capital—NERA 40%	$(18,978,102)	$(17,869,798)

See notes to accompany the financial statements.

Hamilton Park Towers, LLC

(Unconsolidated Significant Joint Venture)

Statements of Operation

	Year Ended December 31,
	2022	2021	2020
Revenues	(unaudited)	(audited)	(unaudited)
Rental Income	$15,136,724	$12,866,983	$14,607,212
Laundry and Sundry Income	135,607	97,781	78,361
	15,272,331	12,964,764	14,685,573
Expenses
Administrative	218,772	205,460	181,332
Depreciation and Amortization	3,768,367	3,742,118	3,696,822
Management Fees	316,813	274,882	294,565
Operating	1,167,733	1,023,732	1,021,479
Renting	91,041	460,718	309,112
Repairs and Maintenance	1,694,941	1,814,342	1,562,154
Taxes and Insurance	2,503,801	2,426,021	2,286,872
	9,761,468	9,947,273	9,352,336
Income Before Other Income	5,510,863	3,017,491	5,333,237
Other Income (Loss)
Interest Expense	(5,081,626)	(5,055,677)	(5,069,899)
Interest Income	—	1,222	—
	(5,081,626)	(5,054,455)	(5,069,899)
Net( Loss) Income	$429,237	$(2,036,964)	$263,338
NERA—40%	$171,695	$(814,786)	$105,335

See notes to accompany the financial statements.

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Statements of Changes in Members’ Capital

Hamilton
Park Towers LLC
Balance, January 1,2020 (unaudited)	$(40,250,867)
Distribution to members	(2,250,000)
Net Income	263,338
Balance, December 31,2020 (unaudited)	$(42,237,529)
Distribution to members	(400,000)
Net (Loss)	(2,036,964)
Balance, December 31,2021 (audited)	$(44,674,493)
Distribution to members	(3,200,000)
Net Income	429,237
Balance, December 31,2022 (unaudited)	$(47,445,256)
Allocation to New England Realty Associations Limited Partnership for 2022
Percentage Ownership	40%
Distributions Received	$(1,280,000)
Net Income	$171,695
Member’s Capital	$(18,978,102)

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

Statements of Cash Flow

	Year Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activites	(unaudited)	(audited)	(unaudited)
Net (Loss) Income	$429,237	$(2,036,964)	$263,338
Adjustments to reconcile net income to net cash provided by (used in) operating activites:
Depreciation and amortization	3,768,367	3,742,118	3,696,822
Amortization of deferred financing costs	64,623	64,623	64,623
Changes in operating assets and liabilities:
Decrease (Increase) in rent receivable	69,048	340,198	(472,038)
Increase (Decrease) in accounts payable and accrued expenses	1,342,227	(5,147)	(124,178)
(Increase) Decrease in prepaid expenses and other assets	(185,613)	(631,583)	101,531
Increase (Decrease) in advance rental payments and security deposits	427,442	306,626	(560,895)
Total adjustments	5,486,094	3,816,835	2,705,865
Net cash provided by operating activites	5,915,331	1,779,871	2,969,203
Cash flows from investing activites
Improvement of rental properties	(919,776)	(1,734,398)	(479,962)
Net cash (used in) investing activites	(919,776)	(1,734,398)	(479,962)
Cash flows from financing activites
Distributions to members	(3,200,000)	(400,000)	(2,250,000)
Net cash (used in) financing activities	(3,200,000)	(400,000)	(2,250,000)
Net Increase (Decrease) in cash and cash equivalents	1,795,555	(354,527)	239,241
Cash and cash equivalents, at beginning of year	2,070,558	2,425,085	2,185,844
Cash and cash equivalents, at end of year	$3,866,113	$2,070,558	$2,425,085
Supplementary cash flow statement information:
Cash paid for interest	$4,987,500	$4,987,500	$4,987,500
Cash paid for state taxes	$1,100	$2,022	$1,688

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 (unaudited), 2021 (audited), and 2020 (unaudited)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Line of Business: Hamilton Park Towers LLC, (the “Joint Venture” or the “Property” or the “Partnership”), was organized in Massachusetts in 2009. The Joint Venture owns and operates 409 residential apartment units located in Brookline, Massachusetts. The Joint Venture is owned 40% by New England Realty Associates Limited Partnership (“NERA”) as of and for the year ended December 31,2021, and was a “significant unconsolidated subsidiary” under Rule 3-09 of Regulation S-X requiring separated financial statements. The Joint Venture is no longer considered a significant subsidiary in 2022.

Basis of Preparation: The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

The Partnership regularly and continually evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties and its investments in and advances to joint ventures. The Partnership bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. The Partnership’s critical accounting policies are those which require assumptions to be made about such matters that are highly uncertain. Different estimates could have a material effect on the Partnership’s financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions and circumstances.

Revenue Recognition: Rental income from residential and commercial properties is recognized over the term of the related lease. For residential tenants, amounts 60 days in arrears are charged against income. The commercial tenants are evaluated on a case by case basis. Certain leases of the commercial properties provide for increasing stepped minimum rents, which are accounted for on a straight-line basis over the term of the lease. Concessions made on residential leases are also accounted for on the straight-line basis.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease amounts are accounted for as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases.

Under this standard, the Partnership evaluates the non-lease components (lease arrangements that include common area maintenance services) with related lease components (lease revenues). If both the timing and pattern of transfer are the same for the non-lease component and related lease component, the lease component is the predominant component. The Partnership elected an allowed practical expedient. For (i) operating lease arrangements involving real estate that include common area maintenance services and (ii) all real estate arrangements that include real estate taxes and insurance costs, we present these amounts within lease revenues in our consolidated statements of income. We record amounts reimbursed by the lessee in the period in which the applicable expenses are incurred.

Rental Properties: Rental properties are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements and additions, which improve or extend the life of assets, are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation is eliminated from the accounts, and any gain or loss on such disposition is included in income. Fully depreciated assets are removed from the accounts. Rental properties are depreciated by both straight-line and accelerated methods over their estimated useful lives. Significant acquisitions with long term leases are evaluated to determine if a portion of the purchase price is allocable to intangibles such as non-market rate rents.

Upon acquisition of rental property, the Joint Venture estimated the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Joint Venture allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The Joint Venture records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Joint Venture considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimates cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Joint Venture’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Joint Venture’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

In the event that facts and circumstances indicate that the carrying value of a rental property may be impaired, an analysis of the value is prepared. The estimated future undiscounted cash flows are compared to the asset’s carrying value to determine if a write-down to fair value is required.

Leasing Fees: Leasing fees are capitalized and amortized on a straight-line basis over the life of the related lease. Unamortized balances are expensed when the corresponding fee is no longer applicable.

Deferred Financing Costs: Costs incurred in obtaining financing are capitalized and amortized over the term of the related indebtedness. Deferred financing costs are presented in the balance sheet as a direct deduction from the carrying value of the debt liability to which they relate. In all cases, amortization of such costs is included in interest expense and was approximately $65,000 for the years ended December 31, 2022, 2021, and 2020.

Income Taxes: The financial statements have been prepared on the basis that the joint venture is entitled to tax treatment as a partnership. Accordingly, no provision for income taxes has been recorded. (See note 10)

Cash Equivalents: The Joint Venture considers cash equivalents to be all highly liquid instruments purchased with a maturity of three months or less.

Comprehensive Income: Comprehensive income is defined as changes in members’ equity, exclusive of transactions with owners (such as capital contributions and dividends). The Joint Venture did not have any comprehensive income items in 2022, 2021, or 2020 other than net income as reported.

Concentration of Credit Risks and Financial Instruments: The Joint Venture property is located in Brookline, Massachusetts, and is subject to the general economic risks related thereto. No single tenant accounted for more than 5% of the revenues in 2022, 2021 or 2020. The Joint Venture makes its temporary cash investments with high-credit-quality financial institutions. At December 31, 2022 and 2021, respectively approximately $3,616,000 and $3,235,000 of cash and cash equivalents, and security deposits included in prepaid expenses and other assets exceeded federally insured amounts.

Advertising Expense: Advertising is expensed as incurred. Advertising expense was approximately $23,000 in 2022, $39,000 in 2021 and $59,000 in 2020.

Interest Capitalized: The Joint Venture follows the policy of capitalizing interest as a component of the cost of rental property when the time of construction exceeds one year. During the years ended December 31, 2022, 2021 and 2020 there was no capitalized interest.

Reclassifications: Certain reclassifications have been made to prior period amounts in order to conform to current period presentation.

Subsequent Events: The Joint Venture has evaluated subsequent events through March 13, 2023, the date the financial statements were issued.

NOTE 2. RENTAL PROPERTIES

Rental Properties Consist of the Following:

	Year Ended December 31,
	2022	2021	Useful Life
Land, Improvements and Parking Lots	$30,471,238	$30,471,239	15	–	40	years
Buildings and Improvements	72,751,302	72,731,909	15	–	40	years
Kitchen Cabinets	2,630,454	2,383,044	5	–	10	years
Carpets	310,750	562,533	5	–	10	years
Air Conditioning	11,515	11,515	5	–	10	years
Laundry Equipment	4,719	4,719	5	–	7	years
Elevators	2,123,645	2,093,364	20	–	40	years
Equipment	8,446,473	8,224,568	5	–	30	years
Fences	6,381	6,381	5	–	15	years
Furniture and Fixtures	590,059	836,007	5	–	7	years
	117,346,536	117,325,279
Less Accumulated Depreciation	(41,439,429)	(38,569,581)
	$75,907,107	$78,755,698

to be done	Hamilton Park
Towers LLC
Rental Properties at Cost:
Balance, January 1, 2020	$115,936,755
Additions	479,962
Write off of retired assets	(252,909)
Balance, December 31, 2020	116,163,808
Additions	1,734,398
Write off of retired assets	(572,926)
Balance, December 31, 2021	117,325,280
Additions	919,776
Write off of retired assets	(898,519)
Balance, December 31, 2022	$117,346,537
Accumulated Depreciation:
Balance, January 1, 2020	$31,956,477
Depreciation for year	3,696,822
Write off of retired assets	(252,909)
Balance, December 31, 2020	35,400,390
Depreciation for year	3,742,118
Write off of retired assets	(572,926)
Balance, December 31, 2021	38,569,582
Depreciation for year	3,768,367
Write off of retired assets	(898,519)
Balance, December 31, 2022	$41,439,430
Net Book Value	$75,907,107

NOTE 3. RELATED PARTY TRANSACTIONS

The Joint Venture’s property is managed by an entity, (The “management company”) that is owned by the majority shareholder of the General Partner.The management fee is equal to 2% at Hamilton Park Towers of gross receipts of rental revenue and laundry income. Total management fees paid were approximately $317,000, $275,000 and $295,000 in 2022, 2021 and 2020, respectively.

In 2022, the Management Company also received approximately $12,000 for construction supervision and architectural fees, $19,000 for maintenance services and $15,000 for administrative services.

In 2021, the Management Company also received approximately $55,000 for construction supervision and architectural fees, $16,000 for maintenance services and $5,000 for administrative services.

In 2020, the Management Company also received approximately $11,000 for construction supervision and architectural fees, $12,000 for maintenance services and $5,000 for administrative services.

NOTE 4. OTHER ASSETS

Approximately $2,076,000 and $1,827,000 of security deposits are included in prepaid expenses and other assets at December 31, 2022 and 2021, respectively. Security deposits and escrow accounts are restricted cash.

NOTE 5. MORTGAGE NOTES PAYABLE

At December 31, 2022 and 2021, the mortgage payable is secured by a first mortgage on properties referred to in Note 2. At December 31, 2021, the interest rate on the loan is 3.99%, payable in monthly installments aggregating approximately $416,000, including interest, through June 1, 2028. The mortgage is subject to prepayment penalties.

The Joint Venture has pledged tenant leases as additional collateral for this loan.

Approximate annual maturities at December 31, 2022 are as follows:

Hamilton Park
Towers LLC
2022	$—
2024	—
2024	—
2025	—
2026	—
Thereafter	125,000,000
125,000,000
Less: unamortized deferred financing costs	350,000
$124,650,000

NOTE 6. ADVANCE RENTAL PAYMENTS AND SECURITY DEPOSITS

The Joint Venture’s residential lease agreements may require tenants to maintain a one-month advance rental payment and/or a security deposit. Prepaid rents are approximately $867,000 and $687,000 at December 31, 2022 and 2021, respectively. Security deposits are approximately $2,076,000 and $1,827,000 at December 31, 2022 and 2021, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

From time to time, the Joint Venture may be involved in various ordinary routine litigation incidents to its business. The Joint Venture either has insurance coverage or provides for any uninsured claims when appropriate. The Joint Venture is not involved in any material pending legal proceedings.

NOTE 8. RENTAL INCOME

Substantially all rental income was related to residential apartments with leases of one year of less.

Rents receivable are approximately net of allowances for doubtful accounts of $21,000 and $29,000 at December 31, 2022 and 2021, respectively.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements on a Recurring Basis

At December 31, 2022 and 2021, we do not have any significant financial assets or financial liabilities that are measured at fair value on a recurring basis in our financial statements.

Financial Assets and Liabilities not Measured at Fair Value

At December 31, 2022 and 2021 the carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and note payable, accounts payable and accrued expenses were representative of their fair values due to the short-term nature of these instruments or, the recent acquisition of these items.

At December 31, 2022 and 2021, we estimated the fair value of our mortgage payable based upon quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimated the fair value of our secured mortgage debt that does not have current quoted market prices available by discounting the future cash flows using rates currently available to us for debt with similar terms and maturities (Level 3). The differences in the fair value of our debt from the carrying value are the result of differences in interest rates and/or borrowing spreads that were available to us at December 31, 2022 and 2021, as compared with those in effect when the debt was issued or acquired. The secured mortgage debt contain pre-payment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so.

The following table reflects the carrying amounts and estimated fair value of our debt.

		Carrying Amount	Estimated Fair Value
Mortgage Note Payable
At December 31, 2022	*	$124,649,959	$114,298,474
At December 31, 2021	*	$124,520,713	$135,497,173

*Net of unamortized deferred financing costs

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2022 and 2021. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2022 and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 10. TAXABLE INCOME AND TAX BASIS

The Joint Venture is not subject to income taxes as it files a partnership tax return whereby its income or loss is reportable by the members.

Taxable income or loss is different than financial statement income because of intangible assets, accelerated depreciation, different tax lives, and timing differences related to prepaid rents and allowances. The Partnership share of the taxable income is approximately $178,000 more than statement income for the year ended December 31, 2022. The cumulative tax basis of the Joint Venture real estate allocated to the Partnership at December 31, 2022 is approximately $1,700,000 more than the statement basis primarily due to the purchase price allocation to intangible assets at Hamilton Park Towers and accelerated depreciation.

The Joint Venture adopted the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes. As a result of the implementation of the guidance, the Joint Venture recognized no material adjustments regarding its tax accounting treatment. The Joint Venture expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which would be included in general and administrative expense.

In the normal course of business the Joint Venture is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2020 forward.

NOTE 11. IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS

There have been no new accounting pronouncements applicable to the Partnership that would have a material impact on the Partnership’s consolidated financial statements.